Exhibit 99.1

YM BIOSCIENCES PROVIDES UPDATE ON TESMILIFENE PIVOTAL TRIAL

MISSISSAUGA, Canada - January 15, 2007 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced that the independent Data Safety Monitoring Board (DSMB) for the pivotal Phase III trial of tesmilifene in patients with metastatic or recurrent breast cancer has notified the Company that the milestone of 320 events required for the third interim analysis in its pivotal Phase III trial has occurred.

Since the last “data sweep” was completed in November 2006, the DSMB advised the Company to conduct a further data sweep to bring the survival data current prior to performing the third interim analysis. This data sweep is ongoing and the Company expects this work to be completed and to have a formal recommendation from the DSMB in February 2007. A data sweep is conducted on a periodic basis prior to each interim analysis.

"Although we are eager to learn the outcome of this third interim analysis, a meticulous review by the DSMB of any new data is entirely in keeping with the rigor of this trial," said David Allan, Chairman and CEO of YM BioSciences. “Because of the interest in this third analysis and expectations that it might occur this month, we decided to confirm that the threshold number of events has been reached. We have no additional information from this trial at this time”

The pivotal Phase III trial compares the survival of patients treated with tesmilifene combined with epirubicin/cyclophosphamide to epirubicin/cyclophosphamide alone in women with rapidly progressing metastatic and/or recurrent breast cancer. The trial, which completed enrollment of 723 patients in September 2005, is the subject of a Special Protocol Assessment and a Fast Track designation for advanced breast cancer by the FDA.

The trial is being conducted according to a sequential design that permits a number of planned interim analyses and the trial will continue until one of two specific statistical conditions is satisfied. At each analysis, the hazard ratio between the tesmilifene-containing treatment arm and the control arm is calculated and then reviewed by the DSMB. The trial may be concluded if either the tesmilifene-containing treatment arm is superior to the control by a specified margin or it is determined that such evidence is not going to be found.  If the evidence is insufficient for either conclusion to be drawn, then the trial continues until the next analysis.  At the first and second interim analyses, the DSMB recommended that the trial continue as planned.

About Tesmilifene

Tesmilifene is a novel, small molecule that selectively targets multiple-drug resistant (MDR) tumor cells, sensitizing them to chemotherapy. Tesmilifene may offer clinical benefit in a number of tumor types and is being tested with a variety of chemotherapeutic regimens. In addition to the current pivotal trial, a Phase III trial of tesmilifene with doxorubicin in metastatic or recurrent breast cancer has been completed and a Phase II study to evaluate tesmilifene plus docetaxel (Taxotere®) in patients with metastatic breast cancer is being conducted in collaboration with Sanofi-Aventis. In hormone-refractory prostate cancer (HRPC), two single-arm Phase II trials of tesmilifene in combination with chemotherapy (one with mitoxantrone plus prednisone; the other with cyclophosphamide) and a randomized Phase II trial comparing cyclophosphamide alone to cyclophosphamide plus tesmilifene have been conducted. Based on the clinical data generated from these three studies, the Company is currently evaluating additional clinical work in patients with HRPC. Clinical studies in other tumor types, including gastric and hepatic cancer, are also being planned.

About YM BioSciences

YM BioSciences Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide. In addition to tesmilifene, the Company has two other late-stage products: nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer, and is in clinical trials in numerous tumor types including glioma (pediatric and adult), pancreatic cancer, prostate cancer, non-small cell lung cancer, esophageal cancer, cervical cancer and breast cancer; and AeroLEF™, a unique, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that the pivotal tesmilifene Phase III trial will be completed on schedule and yield mature data in calendar 2007; that the DSMB's recommendations to continue the pivotal trial for tesmilifene based on three planned interim analyses implies that the trial continues to have the prospect of meeting its primary endpoint; that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

Investor Relations U.S.	Investor Relations Canada
Thomas Fechtner, The Trout Group LLC	James Smith, the Equicom Group Inc.
Tel. +1-212-477-9007 x31	Tel. +1-416-815-0700 x 229
Fax +1-212-460-9028	Fax +1-416-815-0080
Email: tfechtner@troutgroup.com	Email: jsmith@equicomgroup.com

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